COMMON STOCK

NUMBER
21610



SHARES

FIRST NATIONAL COMMUNITY BANCORP, INC.

Dunmore, Pa.

INCORPORATED UNDER THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA

SEE REVERSE SIDE FOR CERTAIN DEFINITIONS

CUSIP 32110M 10 1

THIS CERTIFIES THAT

IS THE OWNER OF

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON CAPITAL STOCK OF

FIRST NATIONAL COMMUNITY BANCORP, INC.

hereinafter called the "Corporation", transferable only on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed.

The amount of Common Capital Stock is set forth on the books of the Corporation. The par value of the shares of said stock is set forth in the Articles of Association of the Corporation and the amendments thereto, which are hereby expressly incorporated herein by reference.

This certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its duly authorized officers, and its seal to be hereunto affixed.

DATED:



William S. Lance
TREASURER

J. David Forlaski
PRESIDENT AND CHIEF EXECUTIVE OFFICER

COUNTERSIGNED AND REGISTERED:
REGISTRAR AND TRANSFER COMPANY
(Cranford, NJ)
TRANSFER AGENT AND REGISTRAR

BY:

AUTHORIZED SIGNATURE

FIRST NATIONAL COMMUNITY BANCORP, INC.
CORPORATE SEAL
PENNSYLVANIA
1997

© JEFFRIES BANKNOTE COMPANY

FIRST NATIONAL COMMUNITY BANCORP, INC.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN   — as joint tenants with right
               of survivorship and not as tenants
               in common

UNIF GIFT MIN ACT–_____ Custodian _____
                           (Cust)   (Minor)
under Uniform Gifts to Minors Act

_____
(State)

Additional abbreviations may also be used though not in the above list.

FOR VALUE RECEIVED _____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

_____
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING ZIP CODE OF ASSIGNEE)

_____

_____

Shares of the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

_____ Attorney
to transfer the said Stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____   **X** _____

                                  X _____
                                  NOTICE: The signatures to this assignment must correspond with the name(s) as written upon the face of the certificate in every particular, without alteration or enlargement or any change whatever.

SIGNATURE(S) GUARANTEED: _____
                                THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS, AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, MUTILATED OR DESTROYED, THE CORPORATION MAY REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.